EXHIBIT 99.1

April 24, 2012

Immediate Report – Withdrawal of a Claim and a Motion to Certify it as a Class Action Against Pelephone Communications Ltd.

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

On April 23, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) announced that its subsidiary, Pelephone Communications Ltd. ("Pelephone"), reported that the District Court in Haifa approved the withdrawal of a claim and motion to certify the claim as a class action, which was filed against Pelephone in November 2011.  The claim, which alleged damages of approximately NIS 285 million, contended that Pelephone’s service centers are breaching their customers’ right for privacy by unlawfully recording their conversations without their knowledge.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.